OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response....12.00

SECURITI  SSION

09057853

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66106

8-67121

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/08___ AND ENDING ___12/31/08___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Millbrae Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Three Pickwick Plaza
_____
(No. and Street)

Greenwich   CT   06830
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert E. King, Jr.   (203)742-2830
_____
                                    (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP
_____
(Name - *if individual, state last, first, middle name*)

1700 Broadway	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒   Certified Public Accountant

☐   Public Accountant

☐   Accountant not resident in United States or any of its possessions.

PROCESSED

Mail Processing Section

MAR 1 3 2009   FEB 2 6 2009

THOMSON REUTERS Washington, DC
101

FOR OFFICIAL USE ONLY

---

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Robert E. King, Jr._____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____

Millbrae Capital LLC_____ , as of ___December 31, 2008_____ , _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

_____

President

Title

_____

Notary Public

CRYSTAL ANNE LEVINE
Notary Public, State of Connecticut
My Commission Expires Sept. 30, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MILLBRAE CAPITAL LLC

ANNUAL AUDITED REPORT
FORM X-17A-5 PART III
SEC FILE NO. 8-66106

YEAR ENDED DECEMBER 31, 2008

AND

INDEPENDENT AUDITORS' REPORT

MILLBRAE CAPITAL LLC

TABLE OF CONTENTS



FRIEDMAN LLP

ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Member
Millbrae Capital LLC

We have audited the accompanying statement of financial condition of Millbrae Capital LLC as of December 31, 2008, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Millbrae Capital LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Friedman LLP

February 23, 2009

1

MILLBRAE CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash	$ 47,220
Prepaid expenses	12,840
	$ 60,060

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$ 10,500
Member's equity	49,560
	$ 60,060

See notes to financial statements.

MILLBRAE CAPITAL LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2008

Revenues	$ -
Expenses	
Professional fees	25,236
Membership fees and dues	150
Bond insurance	554
General and administrative	9,647
	35,587
Net loss	$ (35,587)

See notes to financial statements.

MILLBRAE CAPITAL LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Balance, January 1, 2008	$ 60,147
Capital contribution	25,000
Net loss	(35,587)
Balance, December 31, 2008	$ 49,560

See notes to financial statements.

MILLBRAE CAPITAL LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities

Net loss	$ (35,587)
Adjustments to reconcile net loss to net cash used in operating activities	
Changes in assets and liabilities	
Prepaid expenses	1,219
Accounts payable and accrued expenses	3,636
Net cash used in operating activities	(30,732)

Cash flows from financing activities

Member's capital contribution	25,000
Net decrease in cash	(5,732)
Cash, beginning of year	52,952
Cash, end of year	$ 47,220

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
Millbrae Capital LLC (the "Company") was organized on August 23, 2005 and is wholly owned by Ophir Energy Corp. ("Ophir"). On February 9, 2007, NASD approved the Company's request for a name change from Ophir Capital LLC to Millbrae Capital LLC. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The Company acts as a broker-dealer, selling gas and oil interests and as a private placement agent for the securities of several partnerships affiliated with Ophir.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from those estimates.

Concentration of Credit Risk for Cash
Cash balances in one bank are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Income Taxes
The Company is a single-member limited liability company and is considered a disregarded entity for federal income tax purposes. The Company's taxable income or loss is reportable on the member's income tax return. In June 2006, the Financial Accounting Standards Board ("FASB") released FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). Upon implementation of FIN 48, an entity will be required to utilize different recognition thresholds and measurement requirements when compared to prior technical literature. On December 30, 2008, the FASB Staff issued FASB Staff Position 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Non-Public Enterprises", which has deferred the implementation of FIN 48 to fiscal years beginning after December 15, 2008.

Since the Company has not implemented the provisions of FIN 48, it has continued to follow policy contained in SFAS No. 5, "Accounting for Contingencies". Disclosure is not required of a loss contingency involving an unasserted claim or assessment or awareness of a possible claim or assessment unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)
The FASB is currently reviewing the effects, if any, of implementing FIN 48 as it would affect pass-through entities. In the absence of any guidance, management cannot predict what effect this would have on the Company, since present practice requires the entity to pass through any tax effects to the member to be reported on its income tax returns.

2 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provisions. At December 31, 2008, the Company had net capital of $36,720, which exceeded requirements by $31,720. The ratio of aggregate indebtedness to net capital was .29 to 1.

The Company operates its securities transactions under the provisions of (K)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission as a fully disclosed broker-dealer and does not carry any securities accounts for customers.

3 - RELATED PARTY TRANSACTIONS

The Company, serving as private placement agent for Ophir partnerships, does not receive commissions. Ophir directly pays operating expenses of the Company related to its broker-dealer activities, including postage, telephone, insurance, rent and utilities, miscellaneous office expenses and salaries. Ophir apportions back these expenses based on the percentage of the Company's revenues to the combined revenue of Ophir and the Company for the current year. For the year ended December 31, 2008, no expenses were apportioned back to the Company.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2008

MILLBRAE CAPITAL LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

Computation of net capital

Total member's equity	$ 49,560

Deductions and/or charges	
Non-allowable asset	
Prepaid expenses	12,840
Net capital	$ 36,720

Computation of aggregate indebtedness

Accounts payable and accrued expenses	$ 10,500
Aggregate indebtedness	$ 10,500

Computation of basic net capital requirement

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 700
Minimum dollar requirement	5,000
Minimum capital requirement (greater of 6-2/3% of aggregate indebtedness or minimum net capital requirement)	$ 5,000
Excess net capital	$ 31,720
Excess net capital at 1,000 percent	$ 35,670
Ratio - Aggregate indebtedness to net capital	.29 to 1

Reconciliation with the Company's computation (included in Part II of Form X-17A as of December 31, 2008)

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$ 39,920
Decrease resulting from December 31, 2008 year-end adjustments	(3,200)
Net capital, as included in this report	$ 36,720

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member
Millbrae Capital LLC

In planning and performing our audit of the financial statements of Millbrae Capital LLC as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with. the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Feldman LLP

New York, New York
February 23, 2009

10

END